ESSEX
PROPERTY TRUST. INC.

FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL
CHIEF FINANCIAL OFFICER
(650) 849-1600

MARY C. JENSEN
DIRECTOR OF INVESTOR RELATIONS
(650) 849-1656

ESSEX PROVIDES 2005 FFO PER SHARE GUIDANCE

Palo Alto, California – December 17, 2004 – Essex Property Trust, Inc., (NYSE:ESS) a real estate investment trust (REIT) with apartment communities located in targeted West Coast markets, announced today its 2005 estimates of Funds From Operations (FFO) per diluted share. For the year ending December 31, 2005, the Company estimates that FFO per diluted share will range from $4.37 – $4.45. This guidance takes into account the impact from the following primary assumptions:

Property Operations

- Apartment operations in 2005 are expected to continue the same gradual improvement that was experienced in 2004. Same-property revenues should be positively impacted by moderate growth in the nation's economy – GDP growth of 3.5% and non-farm employment growth is expected to generate an 1.6% increase in 2005. In addition, increasing short-term interest rates, which affects the monthly payments of variable-rate mortgages, will contribute to making home ownership more expensive – helping solidify the demand for apartments.

- At the mid-point of the guidance range, the Company projects the following results in its consolidated same-property operations for 2005, as expressed as a percentage increase or decrease from the projected 2004 results:

	Revenue	Property Operating Expense	Net Operating Income
Northern California	1.0%	3.9%	-0.3%
Southern California	3.3%	2.4%	3.8%
Pacific Northwest	1.8%	3.6%	0.9%
Combined Total	2.5%	3.0%	2.3%

The projected 2.3% increase in same-property net operating income amounts to $3.6 million, or approximately $0.14 per diluted share. Each 0.5% change in same-property net operating income will impact FFO by $800,000, or $0.03 per diluted share.

Development

- No development transactions are expected to significantly impact Funds From Operations in 2005. The Company's development pipeline and stabilization assumptions can be found in the Company's 2004 Supplemental Financial Reporting Package, on the "Development Communities" page, which is available on the Company's Web site at www.essexpropertytrust.com.

Acquisitions

- Acquisitions are projected to total $300 million in 2005, or $75 million per quarter, which are assumed to be funded with the capital commitments and debt financings on behalf of The Essex Apartment Value Fund II, L.P.

Property Redevelopment

- The Company will expand its redevelopment program in 2005, which includes the completion of five major redevelopment projects that were started in 2003 and 2004. These projects are listed on the Redevelopment Communities detail in the Company's Supplemental Financial Reporting Package, on the "Redevelopment Communities" page, which is available on the Company's Web site at www.essexpropertytrust.com. In addition, the Company expects to start three major redevelopment projects, aggregating approximately $15 million.

- During 2005, the Company's redevelopment initiatives are expected to reduce property revenues, primarily as a result of increased vacancy during the redevelopment process.

Capitalization

- The recent increases in short-term interest rates are assumed to increase interest expense, and reduce Funds From Operations, by approximately $3.7 million, or $0.14 per diluted share, in 2005. Following are the primary assumptions for the Company's capital structure:

    - LIBOR is assumed to increase from 2.5% to 3.5% by the end of 2005.
    - The interest rate on variable rate tax-exempt bonds are assumed to average 2.0% for the first half of 2005 and 2.5% for the second half of the year.
    - No new offerings of common stock are assumed in 2005.

General and Administrative

- G&A is expected to total $15.7 million in 2005, and includes the following assumptions:

    - Corporate and Administrative salaries are assumed to increase 3%.
    - Incentive Compensation expense is estimated to be $3.4 million, and may increase or decrease by up to $1 million depending on the Company's FFO results.

Non-Recurring Revenue and Corporate Income

▪ Non-recurring revenue is expected to decline in 2005, relative to 2004, primarily due to approximately $18.0 million, or $0.71 per diluted share, in promote distributions related to the multifamily assets sold by The Essex Apartment Value Fund. L.P. ("Fund I"). In 2005, an additional $4.2 million, or $0.16 per diluted share, from a Fund I promote distribution, is expected to be recognized in the second and third quarters.

• Income related to the Company's participation in the sale of condominium units at The Essex at Lake Merritt is estimated to generate FFO of approximately $1.25 million, or $0.05 per diluted share, which is net of corporate income taxes owed by the Company's Taxable REIT subsidiary. This income is expected to be earned in the fourth quarter of 2005.

• The Company expects to record a gain on the sale of land held for resale in the amount of $1.2 million, or $0.05 per diluted share, which is net of corporate income taxes owed by the Company's Taxable REIT subsidiary. This transaction is expected to close in the fourth quarter of 2005.

• The Company expects to recognize $1.1 million, or $0.04 per diluted share, in deferred lease revenue related to a non-core property sale in January 2005.

Based on the foregoing assumptions, the Company's estimate of Funds From Operations (FFO) per diluted share for each of the quarters in 2005, assuming the mid-point of the guidance range, is as follows:

	FFO Per Diluted Share
First Quarter 2005	$1.03
Second Quarter 2005	1.15
Third Quarter 2005	1.06
Fourth Quarter 2005	1.17
	$4.41

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 116 multifamily properties (24,495 units), and has 826 units in various stages of development. Additional information about Essex can be found on the Company's web site at www.essexpropertytrust.com. If you would like to receive future press releases via e-mail-please send a request to investors@essexpropertytrust.com.

The statements which are not historical facts contained in this release are forward-looking statements including statements regarding the Company's beliefs and expectations relating to 2005 annual and quarterly FFO; gradual improvement in apartment operations in 2005; positive impact on same-property revenues from economic growth; GDP growth in non-farm employment; the impact of increasing short-term interest rates on the cost of home ownership; demand for apartments; same-property total and regional revenue, operating expenses and net operating income in 2005; the impact of increases in same-store net operating income on FFO; the lack of significant impact on FFO from development transactions in 2005; projected acquisitions in 2005; expansion of redevelopment programs in 2005 and the related reduction in property revenues; impact of increases in short-term interest rates on interest expense and FFO; General and Administrative expense in 2005; expected decline in non-recurring revenue and corporate income; the timing and impact on FFO from income related to the sale of condominium units at The Essex at Lake Merritt; timing and impact of gains from the sale of land held for resale; and deferred lease revenue. These forward looking statements involve risks and uncertainties which could cause actual results to differ materially from such forward looking statements including, but not limited to, change in the Company's strategy, the effect of changes in economic conditions, the effect of changes in interest rates and the demand for the Company's securities, the impact of competition and competitive pricing, the results of financing efforts, and other risks detailed in the Company's Securities and Exchange Commission filings. All forward-looking statements and reasons why results may differ included in this press release are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

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